04036846

DEXIA
Group

The Secretary-General

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

August 25th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of August 25th, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 9/14

Paris, Brussels, Amsterdam, August 25, 2004 at 12:30

AMSTERDAM SUBDISTRICT JUDGE REJECTS COLLECTIVE NULLIFICATION OF SHARE LEASING CONTRACTS IN THE EEGALEASE CASE

On 25 August 2004 an Amsterdam Sub-District Judge gave a judgement in the case brought by Stichting Eegalease against Dexia Bank Nederland. To recall, this action was commenced on 13 March 2003 and was aimed at obtaining (i) application of article 1.88 of the Dutch Civil Code to share leasing contracts, and (ii) the cancellation of those contracts concluded between the end of January 2000 and May 2002 for which the client had not obtained the signing by way of consent of their spouse, or alternatively the decision that the said contracts are cancellable by application of the said article.

In the decision, the Sub-District Judge finds that the claim brought by Stichting Eegalease for the collective nullification of the aforemorementioned contracts is rejected, on the grounds that it is not up to these organisations to invoke the rights of the clients or their spouses.

However, the Subdistrict-Judge also finds that share leasing contracts qualify as "forward contracts" within the meaning of article 1.88 of the Dutch Civil Code. On this basis, the Sub-District Judge rules that three individuals, who acted as co-plaintiffs alongside Stichting Eegalease, have effectively nullified the share leasing contracts concluded by their respective spouses. Dexia notes that in 14 other judgements, rendered by three other courts, both District and Sub-District, it was ruled that article 1.88 is not applicable to shareleasing contracts.

Dexia Bank Nederland, who contests today's judgement as regards the applicability of article 1.88, has immediately announced that it will appeal against it.

Dexia Bank Nederland observes that the judgement of the Sub-District Judge is favourable in so far as it rejects a collective and automatic nullification of contracts signed by clients with spouses. As a consequence, the nullity of contracts must indeed be pronounced by a separate decision, which means that each of the spouses of clients must obtain a judgement from a Court on the basis of the specific circumstances of the case. This judgement, coming after the judgement of 7 July 2004, positive for Dexia, in the Leaseverlies case, reconfirms that a collective approach in relation to share leasing disputes is not suitable or legally acceptable.

Dexia Bank Nederland is of the opinion that the judgement of the Amsterdam Sub-District Judge does not significantly alter the legal position of the Bank and that consequently its policy for making provisions for legal risks which was applied until now does not at this stage need to be modified.

Dexia Bank Nederland states that on 21 July 2004, it had share leasing contracts with 196,000 clients in its books, representing total outstanding credit of EUR 2.8 billion, and that the value of the shares guaranteeing those credits was EUR 1.9 billion at the same date. Dexia Bank Nederland recalls that 86,000 clients have accepted the commercial offer *Dexia Aanbod* and by doing so have waived the right to seek the nulification of their contracts. For the purposes of the public being fully informed, Dexia Group refers to the publication made on 4 March 2004 in its Activity Report on the result of the 2003 financial year (pages 77 to 79), for all the details relating to the nature of litigation in progress and the stakes involved in terms of capital. The group will make a situation update in its Activity Report for first half-year 2004.

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